November 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch

Daniel Morris

Re:	International Tower Hill Mines Ltd.

Amendment No. 1 to Registration Statement on Form S-3

Filed November 2, 2023

File No. 333-273881

Ladies and Gentlemen:

This letter sets forth the responses of International Tower Hill Mines Ltd. (the “Company”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated November 15, 2023 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-3. For your convenience, the Staff’s comments are set forth in bold below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-3 filed November 2, 2023

General

1.	We note your disclosure on page 1 indicating the company has measured and indicated

mineral resources of 704.5 million tonnes, which appears to coincide with the quantification of measured and indicated resources - inclusive of reserves, that the qualified person elected to include in the technical report summary (TRS) pursuant to Item

601(b)(96)(iii)(B)(11)(ii), and we see that you have similar disclosure on page 47 of your annual report.

However, notwithstanding inclusion in the TRS, the disclosures of resources that you provide in the registration statement and annual report should be limited to mineral resources - exclusive of reserves, to comply with Item 1303(b)(3)(ii) and Item 1304(d)(2)

of Regulation S-K. Please revise your summary disclosures to quantify reserves separately from resources - exclusive of reserves, and to remove disclosures of resources - inclusive of reserves.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company has revised the summary disclosure on page 1 to present mineral resources exclusive of mineral reserves in order to comply with Item 1303(b)(3)(ii) and Item 1304(d)(2) of Regulation S-K and has removed disclosure of mineral resources inclusive of mineral reserves in the Amendment No. 2 to Registration Statement on Form S-3 that the Company intends to file in response to the Staff’s comment, as well as in future filings, including the Company next Annual Report Form 10-K for the year ended December 31, 2023.

*     *     *     *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (907) 328-2800 or by email at khanneman@ithmines.com with any questions or further comments you may have.

Sincerely,

/s/ Karl L. Hanneman

Karl L. Hanneman
Chief Executive Officer

cc:	David R. Crandall, Hogan Lovells US LLP

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